CUSIP No. 985510106

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Yellow Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

985510106

(CUSIP Number)

MFN Partners Management, LP

222 Berkeley Street, 13th Floor

Boston, MA 02116

Attn: Jonathan Reisman

Tel: (617) 443-2040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON IA, PN

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON Michael F. DeMichele I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON Farhad Nanji I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D filed by the Reporting Persons on July 31, 2023, as amended and restated by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 1, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety:

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 of the Original Schedule 13D and hold their shares of Common Stock for investment purposes. As previously disclosed, the Reporting Persons began to acquire shares of Common Stock on July 10, 2023 and, subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may in the ordinary course of business acquire additional shares of Common Stock and may dispose of the shares of Common Stock that they beneficially own. These acquisitions or dispositions may occur in open market transactions or privately negotiated transactions or through other methods.

On August 6, 2023 (the “Petition Date”), the Issuer and all of its direct and indirect domestic and Canadian subsidiaries (collectively, the “Debtors”) filed a voluntary petition (the “Chapter 11 Cases”) under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

On August 18, 2023, the Issuer entered into a binding term sheet for a $142.5 million debtor-in-possession financing facility for the Debtors with the Partnership, as Junior DIP Lender (the “Junior DIP Lender”), Citadel Credit Master Fund LLC, as Postpetition B-2 Lender (the “Postpetition B-2 Lender”) and Alter Domus Products Corp., as Junior DIP Agent and Postpetition B-2 Agent (the “DIP Term Sheet”). The Bankruptcy Court entered an interim order (the “Interim Order”) approving the DIP Facilities (as defined below) on August 18, 2023.

Pursuant to the DIP Term Sheet, the Partnership has agreed to provide a superpriority junior secured multi-draw term loan facility (the “Junior DIP Facility”) in an aggregate principal amount of up to $42.5 million and the Postpetition B-2 Lender has agreed to provide a superpriority senior secured multi-draw term loan facility in an aggregate principal amount of up to $100.0 million (the “Postpetition B-2 Facility” and, together with the Junior DIP Facility, the “DIP Facilities”). Other than the Additional Junior DIP Commitment (defined below), amounts borrowed under the Junior DIP Facility will bear interest at a rate of 15% per annum and the Partnership will receive a closing fee equal to 4.0% of the Junior DIP Facility, provided that certain other claims against the Debtors have been paid in full in cash. The DIP Facilities mature on February 17, 2024, provided that the maturity date may be extended by the Partnership to May 17, 2024, with the Debtors’ consent if certain prepetition claims held by the United States Treasury against the Debtors have been paid in full in cash.

The DIP Term Sheet provides that the Partnership will make available amounts under the Junior DIP Facility as follows:

•	$17.9 million upon entry of the Interim Order, which was drawn on August 21, 2022;

•

$11.2 million after (1) the Debtors file with the Bankruptcy Court a revised form of order approving revised bidding procedures for one or more sales of all or substantially all of the Debtors’ assets, which shall be in form and substance reasonably acceptable to the Junior DIP Lender, and (2) the parties have entered into final documentation for the DIP Facilities; and

•	$13.4 million after the Bankruptcy Court has entered a final order approving the DIP Facility.

The Partnership has also agreed to make an additional $70.0 million available (the “Additional Junior DIP Commitment”) upon request of the Debtors, provided that such amounts will be subordinated to amounts owed by the Debtors to certain prepetition lenders and that that prepetition senior secured claims outstanding shall not exceed at the time of such draw, in the aggregate, $1.435 billion. If drawn, the Additional Junior DIP Commitment will bear interest at a rate determined by reference to the interest rate applicable to certain prepetition loans entered into by the Debtors plus an additional margin and will be subject to an additional exit fee of 7.50% of the amount drawn which shall be earned, due, and payable upon exit.

The DIP Term Sheet provides the Partnership with certain information covenants, including reasonable access to the Issuer’s financial advisors, management team and books and records (subject to customary exceptions), weekly reporting with respect to the sales process undertaken by the Debtors, disbursements and receivables and daily liquidity reports. The DIP Term Sheet prohibits the Debtors from taking certain actions without consent of the Partnership, including any asset sales other than sales of immaterial assets in an aggregate amount not exceeding $250,000 and asset sales in accordance with certain orders approved by the Bankruptcy Court, altering or modifying organizational documentations in any material

CUSIP No. 985510106

manner and incurring any new debt or liens. The DIP Term Sheet also provides that the transactions provided for in the Stalking Horse Purchase Agreement (as defined in the DIP Term Sheet) must close within 150 days of the Petition Date unless the Partnership (in its sole discretion) and certain other creditors (in their reasonable discretion) agree to extend that date to 180 days after the Petition Date.

The DIP Term Sheet also includes certain milestones (the “Milestones”) which can be waived or extended only by the Partnership. Failure to meet any milestone will be an event of default under the Junior DIP Facility and the Postpetition B-2 Facility. The Milestones include the following:

•

No later than 30 days after the Petition Date, the Bankruptcy Court enters the Bidding Procedures Order (as defined in the DIP Term Sheet), in form and substance reasonably satisfactory to the Partnership;

•

No later than 45 days after the Petition Date, the Bankruptcy Court shall have entered the Final Order (as defined in the DIP Term Sheet), in form and substance satisfactory in all material respects to the Partnership, the Postpetition B-2 Lender and Alter Domus Products Corp.; and

•

No earlier than 120 days after the Petition Date (which may be extended to 150 days after the Petition Date with the consent of the Partnership (in its sole discretion) and certain other creditors (in their reasonable discretion)) and no later than 150 days after the Petition Date (which may be extended to 180 days after the Petition Date with the consent of the Partnership (in its sole discretion) and certain other creditors (in their reasonable discretion)), the Debtors have consummated one or more sales of all or substantially all of their assets in accordance with the Bidding Procedures Order that generates net cash proceeds of at least 100% of outstanding obligations under the Junior DIP Facility and the B-2 Obligations (as defined in the DIP Term Sheet) and have indefeasibly repaid the B-2 Obligations and outstanding obligations under the Junior DIP Facility in full in cash.

From time to time (including as part of or in connection with the bankruptcy proceeding), each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer. The Reporting Persons have engaged and intend to continue engaging in discussions with the Issuer, its board of directors (including any committee thereof), other current or prospective holders of Common Stock and other securities of the Issuer and existing and potential creditors of the Issuer, and expect to engage in discussions with committees of creditors and/or equity holders of the Issuer if such committees are formed, and existing and potential strategic and funding partners, potential acquirers of the Issuer and/or its assets, financial and other consultants and advisors and other third parties. Such discussions have included, among other things, plans and proposals for potential extraordinary transactions involving the Issuer, including potential asset sales and liquidation of the Issuer, financing of the Issuer and its capital structure.

Ongoing and future discussions may also include, without limitation, any of the following: (a) the acquisition or disposition of Common Stock, including through derivative transactions, which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

CUSIP No. 985510106

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons or between the Reporting Persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit C – Yellow Corporation Debtor-in-Possession Credit Facility Term Sheet

CUSIP No. 985510106

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2023

MFN PARTNERS, LP

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS GP, LLC

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS MANAGEMENT, LP

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS MANAGEMENT, LLC

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

FARHAD NANJI

/s/ Farhad Nanji
Farhad Nanji, individually

MICHAEL F. DEMICHELE

/s/ Michael F. DeMichele
Michael F. DeMichele, individually